UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)*

Rocky Mountain Chocolate Factory, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

77467X101
(CUSIP Number)

Global Value Investment Corp.
1433 N. Water Street, Suite 549
Milwaukee, WI 53202
(262) 478-0640
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77467X101	13D	Page 2 of 11
(1) NAMES OF REPORTING PERSONS Global Value Investment Corp.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) WC, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
496,096 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
496,096 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 496,096 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.10%*
(14) TYPE OF REPORTING PERSON (see instructions) IA

* Percentage calculated is based on 6,124,288 shares of common stock, par value $0.001 per share outstanding as of June 25, 2021, as reported in the Form 10-Q for the fiscal quarter ended May 31, 2021, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 3 of 11
(1) NAMES OF REPORTING PERSONS GVP 2021-A, L.P.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) WC, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
123,314 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
123,314 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,314 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.01%*
(14) TYPE OF REPORTING PERSON (see instructions) PN

* Percentage calculated is based on 6,124,288 shares of common stock, par value $0.001 per share outstanding as of June 25, 2021, as reported in the Form 10-Q for the fiscal quarter ended May 31, 2021, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 4 of 11
(1) NAMES OF REPORTING PERSONS GVP 2021-A, L.L.C.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) WC, OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
123,314 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
123,314 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,314 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.01%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated is based on 6,124,288 shares of common stock, par value $0.001 per share outstanding as of June 25, 2021, as reported in the Form 10-Q for the fiscal quarter ended May 31, 2021, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 5 of 11
(1) NAMES OF REPORTING PERSONS Jeffrey R. Geygan
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
496,096 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
496,096 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 496,096 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.10%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 6,124,288 shares of common stock, par value $0.001 per share outstanding as of June 25, 2021, as reported in the Form 10-Q for the fiscal quarter ended May 31, 2021, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 6 of 11
(1) NAMES OF REPORTING PERSONS James P. Geygan
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
496,096 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
496,096 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 496,096 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.10%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 6,124,288 shares of common stock, par value $0.001 per share outstanding as of June 25, 2021, as reported in the Form 10-Q for the fiscal quarter ended May 31, 2021, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 7 of 11
(1) NAMES OF REPORTING PERSONS Stacy A. Wilke
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
730 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
730 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 730 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 6,124,288 shares of common stock, par value $0.001 per share outstanding as of June 25, 2021, as reported in the Form 10-Q for the fiscal quarter ended May 31, 2021, of Rocky Mountain Chocolate Factory, Inc.

CUSIP No. 77467X101	13D	Page 8 of 11
(1) NAMES OF REPORTING PERSONS Kathleen M. Geygan
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
10,600 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
10,600 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,600 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated is based on 6,124,288 shares of common stock, par value $0.001 per share outstanding as of June 25, 2021, as reported in the Form 10-Q for the fiscal quarter ended May 31, 2021, of Rocky Mountain Chocolate Factory, Inc.

EXPLANATORY NOTE

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed on June 21, 2021, as amended on June 25, 2021, July 27, 2021, and August 16, 2021 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is amended restated as follows:

(a)	Name

This Statement is filed by:

(i)	Global Value Investment Corp., a Delaware corporation (“GVIC”);
(ii)	GVP 2021-A, L.P., a Delaware limited partnership;
(iii)	GVP 2021-A, L.L.C., a Delaware limited liability company;
(iv)	Jeffrey R. Geygan, who serves as the chief executive officer and a director of GVIC;
(v)	James P. Geygan, who serves as the chief operating officer of GVIC;
(vi)	Stacy A. Wilke, who serves as the chief financial officer of GVIC;
(vii)	Kathleen M. Geygan, who serves as a director of GVIC;

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

GVIC serves as investment adviser to managed accounts (collectively, the “Accounts”), and may be deemed to have beneficial ownership over the Common Stock held for the Accounts.

GVIC is the sole member of GVP 2021-A, L.L.C, which is the general partner of GVP 2021-A, L.P. GVIC may therefore be deemed to have beneficial ownership of the shares of Common Stock held by GVP 2021-A, L.P.

Mr. Jeffrey Geygan, Mr. James Geygan, Ms. Wilke and Ms. Geygan each own shares of Common Stock in their individual capacities. These shares may be deemed to be indirectly beneficial owned by GVIC.

Mr. Jeffrey Geygan and Ms. Geygan are the directors of GVIC. Mr. Jeffrey Geygan, Mr. James Geygan and Ms. Wilke are the executive officers of GVIC. As a result of his ownership interest in GVIC, Mr. Jeffrey Geygan is the controlling person of GVIC. Mr. Jeffrey Geygan is also the controlling person of GVP 2021-A, L.L.C., which is the general partner of GVP 2021-A, L.P.

(b)	Residence or Business Address

The address of the principal business and principal office of each of the Reporting Persons is c/o Global Value Investment Corp., 1433 N. Water Street, Suite 549, Milwaukee, WI 53202.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The principal business of GVIC is acting as an investment manager.

The principal business of GVP 2021-A, L.P. is acting as an investment partnership.

The principal business of GVP 2021-A, L.L.C. is acting as the general partner of GVP 2021-A, L.P.

The principal occupation of Jeffrey R. Geygan is acting as the chief executive officer of GVIC.

The principal occupation of James P. Geygan is acting as the chief operating officer of GVIC.

The principal occupation of Stacy A. Wilke is acting as the chief financial officer of GVIC.

The principal occupation of Kathleen M. Geygan is acting as a director of GVIC.

Criminal Convictions During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	Civil Proceedings

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Citizenship

Mr. Jeffrey Geygan, Mr. James Geygan, Ms. Wilke, and Ms. Geygan are citizens of the United States of America. GVIC is a Delaware corporation. GVP 2021-A, L.P. is a Delaware limited partnership. GVP 2021-A, L.L.C. is a Delaware limited liability company.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

On September 29, 2021, GVIC issued a press release disclosing an open letter sent by GVIC to Institutional Shareholder Services, Inc. (“ISS”) concerning ISS’s voting recommendations at the Issuer’s 2021 annual meeting of the stockholders. The press release and letter are attached as Exhibit 10 and Exhibit 11, respectively, and are incorporated into this Item 4 by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended to add the following:

Exhibit Number	Description
10	Press Release, dated September 29, 2021
11	Open Letter to ISS, dated September 29, 2021

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: October 5, 2021

GLOBAL VALUE INVESTMENT CORP.

By:	/s/ Jeffrey R. Geygan
Name: Jeffrey R. Geygan
Title: Chief Executive Officer

GVP 2021-A, L.P. By GVP 2021-A, L.L.C. By GLOBAL VALUE INVESTMENT CORP.

By:	/s/ Jeffrey R. Geygan
Name: Jeffrey R. Geygan
Title: Chief Executive Officer

GVP 2021-A, L.L.C. By GLOBAL VALUE INVESTMENT CORP

By:	/s/ Jeffrey R. Geygan
Name: Jeffrey R. Geygan
Title: Chief Executive Officer

/s/ Jeffrey R. Geygan
Jeffrey R. Geygan

/s/ James P. Geygan
Stacy A. Wilke

/s/ Stacy A. Wilke
Stacy A. Wilke

/s/ Kathleen M. Geygan
Kathleen M. Geygan